UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 30, 2010

DALIAN CAPITAL GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or Other Jurisdiction of Incorporation)

000-52185
(Commission File Number)

N/A
(I. R. S. Employer Identification No.)

850 West Hastings Street, Suite 900, Vancouver, BC, Canada V6C 1E1
(Address of principal executive offices, including zip code)

604-801-5022
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

( ) Written communications pursuant to Rule 425 under the Securities Act (17 CRF 230.425)

( ) Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CRF 240.14a-12)

( ) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CRF 240.14d-2(b))

 ( ) Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CRF 240.13e-4(c))

Section 4. Matters Related to Accountants and Financial Statements

Item 4.01 Changes in Registrant's Certifying Accountant

(1)   Previous Independent Registered Public Accounting Firm

      (i)   On September 30, 2010, Dalian Capital Group, Inc. ("Registrant") dismissed its independent registered public accounting firm, MaloneBailey, LLP ("MaloneBailey").

      (ii)   The reports of MaloneBailey on the financial statements of the Registrant as of June 30, 2006, and the results of its operations and its cash flows for the period from May 31, 2006 (inception) through June 30, 2006 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. MaloneBailey did not audit or review the Registrant's financial statements for any periods except for the period from May 31, 2006 (inception) through June 30, 2006 included in the Registrant's Form 10-SB filed with the Securities & Exchange Commission on August 15, 2006.

      (iii)   The decision to change independent registered public accounting firm was approved by the Board of Directors of the Registrant.

      (iv)   During the Registrant's two most recent years ended December 31, 2009 and 2008 and any subsequent interim periods through September 30, 2010, (a) there were no disagreements with MaloneBailey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of MaloneBailey, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no "reportable events" as described in Item 304(a)(1)(v) of Regulation S-K.

      (v)   On September 30, 2010 the Registrant provided MaloneBailey with a copy of this Current Report and has requested that it furnish the Registrant with a letter addressed to the Securities & Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 16.1 to this Current Report on Form 8-K.

(2)   New Independent Registered Public Accounting Firm

Concurrently with the dismissal of MaloneBailey the Registrant engaged Li & Company, PC ("Li & Company") as its new independent registered public accounting firm to audit and review the Registrant's financial statements effective September 30, 2010. During the two most recent years ended December 31, 2009 and 2008, and any subsequent period through the date hereof prior to the engagement of Li & Company, neither the Registrant, nor someone on its behalf, has consulted Li & Company regarding:

      (i)   either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the registrant's financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or

      (ii)   any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

(3)   The Registrant filed following periodic reports with the Securities and Exchange Commission which included the financial statements for the period then ended not being audited or reviewed by its Independent Registered Public Accounting Firm:

Form 10KSB/A for the fiscal year ended December 31, 2006 filed on March 16, 2007;

Form 10QSB for the quarter ended March 31, 2007 filed on April 24, 2007;

Form 10QSB/A for the quarter ended June 30, 2007 filed on August 14, 2007;

Form 10QSB/A for the quarter ended September 30, 2007 filed on October 15, 2007;

Form 10KSB for the fiscal year ended December 31, 2007 filed on January 23, 2008;

Form 10QSB for the quarter ended March 31, 2008 filed on April 30, 2008;

Form 10QSB/A for the quarter ended June 30, 2008 filed on July 16, 2008;

Form 10-Q for the quarter ended September 30, 2008 filed on October 21, 2008;

Form 10-Q/A for the quarter ended March 31, 2009 filed on December 3, 2009;

Form 10-K/A for the fiscal year ended December 31, 2008 filed on January 15, 2010;

Form 10-Q/A for the quarter ended June 30, 2009 filed on January 19, 2010;

Form 10-Q/A for the quarter ended September 30, 2009 filed on January 19, 2010;

Form 10-K for the fiscal year ended December 31, 2009 filed on March 10, 2010;

Form 10-Q for the quarter ended March 31, 2010 filed on April 29, 2010;

Form 10-Q for the quarter ended June 30, 2010 filed on August 20, 2010;

Section 9. Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Financial Statements of Businesses Acquired: None
(b) Pro-Forma Financial Statements: None
(c) Exhibits:

Exhibit No.	Description
16.1	Letter of Malone & Bailey, PC dated October 5, 2010 to the Securities and Exchange Commission.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dalian Capital Group, Inc. (Registrant)

Date: October 5, 2010

By: /s/ Erwin Liem
Erwin Liem
Director and Chief Executive Officer

October 5, 2010

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Dalian Capital Group, Inc.
        Commission File No. 000-52185

Sirs:

We have read Item 4.01 of Form 8-K dated October 5, 2010, of Dalian Capital Group, Inc. and are in agreement with the statements contained therein insofar as they relate to our dismissal and our audit as of June 30, 2006 and for the period from May 31, 2006 (inception) through June 30, 2006. We are not in a position to agree or disagree with the statements contained therein in Item 4.01 regarding the engagement of another independent registered public accounting firm or the approval of such engagement by the Board of Directors of the registrant.

Sincerely,

/s/ MaloneBailey, LLP
MaloneBailey, LLP

Houston, Texas